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March 4, 2021	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA E-MAIL

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Lisa Larkin

Re:	Nuveen California Municipal Value Fund (the “Fund”) Post-Effective Amendment No. 2 to Registration Statement on Form N-14 File No. 333-248308

To the Commission:

On behalf of the Fund, this letter is in response to the comments provided telephonically by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 2, 2021, in connection with the Fund’s filing on March 2, 2021 of Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333-248308) relating to the issuance of shares in connection with the proposed combination of Nuveen California Municipal Value Fund 2 into the Fund.

1.

Comment: Article VIII, Section 8.2, of the Fund’s By-Laws states that in any Covered Action (as defined in the By-Laws), there shall be no right to a jury trial, and that the right to a trial by jury is expressly waived by the parties to such Covered Action to the fullest extent permitted by law. In the next prospectus to be filed by the Fund, please add a risk factor relating to the waiver of jury trial contained in this By-Law provision.

Response:  The Fund undertakes to include the requested risk factor in its next prospectus filing, if any, and to the extent required by the applicable form, in its shareholder reports.

2.

Comment:   Article VI, Section 6.10, of the Fund’s By-Laws sets forth certain procedural requirements regarding derivative and direct claims of shareholders, including a requirement that a shareholder make a written demand on the Fund’s Board of Trustees, requesting the Trustees to bring an action, before the shareholder is entitled to bring or maintain a derivative action in the right of or name of or on behalf of the Fund. Please amend the By-Laws to state that the provisions of Section 6.10 do not apply to claims under the federal securities laws (see, e.g., Article VIII of the By-Laws).

Response: As discussed with the Staff, we strongly disagree with the Staff’s views regarding the Fund’s derivative demand provisions, which are modelled after the demand statute applicable to a Massachusetts corporation. We respectfully submit that the Section 6.10 of the Fund’s By-Laws are procedural in nature and do not place substantive “limits” on a shareholder’s ability to bring a

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March 4, 2021

derivative lawsuit. We further submit that demand procedures are governed by state law.1 Nevertheless, for purposes of this filing, the Fund agrees to undertake to request the Board of Trustees to remove Section 6.10 from the By-Laws as soon reasonably practicable but not later than the interim Board meeting scheduled to occur on April 21, 2021.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades
Shareholder

[1]

See ING Principal Prot. Funds Derivative Litig., 369 F. Supp. 2d 163, 171 (D. Mass. 2005) (holding in a mutual fund derivative case that Massachusetts state corporate demand law applies to business trusts); Halebian v. Berv, 631 F. Supp. 2d 284, 291 (S.D.N.Y. 2007) (“Since CitiTrust is a Massachusetts business trust, the parties correctly conclude that Massachusetts substantive law governs this action.”). See also Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991))(state law governs the determination of whether a plaintiff has made an adequate demand in connection with a derivative action under federal law).